1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 17, 2005

For the month of April 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 5/17/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on April 26, 2005: Capital Reduction due to Cancellation of Treasury Shares

99.2	Announcement on April 27, 2005: UMC announced its unconsolidated operating results for the first quarter of 2005

99.3	Announcement on May 3, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.4	Announcement on May 5, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.5	Announcement on May 6, 2005: To announce related materials on disposal of Novatek Microelectronics Corporation securities

99.6	Announcement on May 9, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.7	Announcement on May 9, 2005: April Revenue

99.8	Announcement on May 9, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.9	Announcement on May 13, 2005: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

99.10	Announcement on May 13, 2005: To announce the resolution from the 9th term, 15th Board Meeting regarding to the Company’s 8th treasury share repurchase program

99.11	Announcement on May 16, 2005: To announce related materials on disposal of Novatek Microelectronics Corporation securities

Exhibit 99.1

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Capital Reduction due to Cancellation of Treasury Shares

1.	Date of the board of directors resolution: 2005/04/26

2.	Reason for the capital reduction: Cancellation of 4th round buyback shares

3.	Amount of the capital reduction: NT$491,140,000

4.	Cancelled shares: 49,114,000 shares

5.	Capital reduction ratio: 0.28%

6.	Paid-in capital after the capital reduction: NT$177,794,313,590

7.	Scheduled date of the shareholders’ meeting: Not applicable

8.	Any other matters that need to be specified: record date for capital reduction is April 26, 2005.

Exhibit 99.2

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UMC announced its unconsolidated operating results for the first quarter of 2005

1.	Date of the investor/press conference: 2005/04/27

2.	Location of the investor/press conference: B3 Yong Le Room, The Westin Taipei,133 Nanking East Road, Sec. 3, Taipei

3.	Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the first quarter of 2005. Year-over-year revenue decreased by 19.9 % to NT$20.29 billion from NT$25.33 billion, and a 28.1% QoQ decrease from NT$28.23 billion in 4Q04. The net income is NT$1.52 billion, increase 14.0% from NT$1.33 billion in 4Q04. The EPS for the first quarter in 2005 was NT$0.09.

Wafer shipments in the first quarter were 564 thousand 8-inch equivalent wafers (including UMCi), and utilization rate was 63%. The percentage of revenue from 90nm in the first quarter was 7%. Revenue from the consumer segment increased as percent of total revenue to 26% in 1Q05. On April 1, 2005 we fully transferred all of UMCi’s capacity to our Singapore branch and renamed UMCi’s 12-inch fab as Fab 12i.

“The first quarter was a challenging period for UMC. Our results reflected the anticipated soft demand caused by the industry-wide inventory correction. UMC’s revenue totaled NT$20.29 billion in 1Q05, a 28.1% quarter-over-quarter decrease from 4Q04. At the same time, the gross margin for the quarter decreased to 15.1% from 23.0% in 4Q04,” said UMC CEO Dr. Jackson Hu.

Dr. Hu continued, “Over the course of the first quarter, we believe some of our customers have streamlined their inventories, especially in the consumer sector. Heading into the second quarter, we foresee a mild recovery in shipment volumes, which is a very positive sign for our business and leads us to believe that we have hit the bottom of the cycle.”

“We are most excited about the progress we have made with our 90nm processes. More than a dozen customers have selected UMC for 90nm process technology and we currently have over 50 products taped-out. Of these, some have already moved into mass production.

We also believe that we are leading in the development of further generation technologies such as 80nm, 65nm and 45nm processes. Though we had some setbacks with the 0.13um generation that slowed our growth, our decision to develop 90nm technology in-house has already given us an excellent start, especially with the successful ramp-up of 90nm volume production for communication customers. In addition to this, we are aggressively increasing our exposure to the computer and consumer sectors for 90nm products. The design-wins that we have had so far in 2005 for 90nm and 0.13um processes have come from all major applications and will help UMC close the gap in market share that widened due to the challenges we encountered for 0.13um.

In the short term, we expect our operating results to continue to be affected by the inventory correction and typical seasonality. However, we are confident that we will see noticeable improvements generated by our success with 90nm production and believe it will start to have a large impact on our profit in the next year or two.”

4.	Any other matters that need to be specified: None

Exhibit 99.3

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/03/14~2005/05/03

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,861,000 shares; average unit price: $237.92 NTD; total amount: $442,773,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 419,482,046 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 66,588,520 shares; amount: 833,392,492 NTD; percentage of holdings: 8.66%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.76%; ratio of shareholder’s equity: 17.88%; the operational capital as shown in the most recent financial statement: $97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.4

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/05/04~2005/05/05

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,598,000 shares; average unit price: $250.28 NTD; total amount: $399,945,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 379,945,638 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 64,990,520 shares; amount: 813,392,630 NTD; percentage of holdings: 8.45%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.75%; ratio of shareholder’s equity: 17.87%; the operational capital as shown in the most recent financial statement: $97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.5

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To announce related materials on disposal of Novatek Microelectronics Corporation securities

1.	Name of the securities: Common shares of Novatek Microelectronics Corporation securities

2.	Trading date: 2005/03/30~2005/05/06

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 2,478,000 shares; average unit price: $143.47 NTD; total amount: $355,524,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $296,324,955 NTD

5.	Relationship with the underlying company of the trade: Novatek Microelectronics Corporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 61,138,596 shares; amount: 1,516,312,556 NTD; percentage of holdings: 15.34%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.78%; ratio of shareholder’s equity: 17.91%; the operational capital as shown in the most recent financial statement: $ 97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.6

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/05/06~2005/05/09

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,598,000 shares; average unit price: $267.38 NTD; total amount: $427,279,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 407,279,638 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 63,392,520 shares; amount: 793,392,768 NTD; percentage of holdings: 8.24%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.78%; ratio of shareholder’s equity: 17.90%; the operational capital as shown in the most recent financial statement: $97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.7

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United Microelectronics Corporation

May 9, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2004

1) Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
April	Invoice amount	5,859,663	9,055,105	- 3,195,442	-35.29%
2005	Invoice amount	25,792,259	35,216,089	- 9,423,830	-26.76%
April	Net sales	6,366,921	9,208,568	- 2,841,647	-30.86%
2005	Net sales	26,652,641	34,534,095	- 7,881,454	-22.82%

2) Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	5,154,060	35,657,091
UMC’s subsidiaries	21,568	21,838	565,680

3) Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	71,167,928
UMC’s subsidiaries	0	0	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	1,967,490	15,000,000
Net Profit from Fair Value	19,820	-547,883
Written-off Trading Contracts	14,903,665	0
Realized profit (loss)	-177,482	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	1,384,782
Net Profit from Market Value	9,779
Written-off Trading Contracts	297,140
Realized profit (loss)	13,614

Exhibit 99.8

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/05/10~2005/05/12

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,264,000 shares; average unit price: $267.21 NTD; total amount: $337,759,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 321,939,835 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 62,128,520 shares; amount: 777,573,103 NTD; percentage of holdings: 8.08%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.77%; ratio of shareholder’s equity: 17.89%; the operational capital as shown in the most recent financial statement: $97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.9

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United Microelectronics Corporation

For the month of April, 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of April, 2005

1) The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of March 31, 2004	Number of shares held as of April 30, 2005	Changes
Vice President	Tai-Sheng Feng	1,092,866	1,074,866	(18,000)
Vice President	Chia-Pin Lee	301,000	301,467	467
Vice President	Shan Chie Chien	1,194,471	1,194,663	192

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of March 31, 2004	Number of shares pledge as of April 30, 2005	Changes
—	—	—	—	—

3) The acquisition assets (NT$ Thousand)

Description of assets	April	2005
Semiconductor Manufacturing Equipment	2,155,372	3,939,386
Fixed assets	49,784	142,205

4) The disposition of assets (NT$ Thousand)

Description of assets	April	2005
Semiconductor Manufacturing Equipment	1	53,139
Fixed assets	0	0

Exhibit 99.10

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To announce the resolution from the 9th term, 15th Board Meeting regarding to the Company’s 8th treasury share repurchase program

1.	Date of the board of directors resolution: 2005/05/13

2.	Purpose of the share repurchase: To transfer to employees

3.	Type of shares to be repurchased: Common Stock

4.	Ceiling on total monetary amount of the share repurchase:$88,647,166 thousand NTD

5.	Scheduled period for the repurchase: 2005/05/16~2005/07/17

6.	Number of shares to be repurchased: 500,000,000 shares

7.	Repurchase price range: $28.45~$13.75 per share. If the market price of the Company stock is below the above range, the Company will continue to repurchase shares.

8.	Method for the repurchase: Purchase directly from the Taiwan Securities Exchange

9.	Ratio of the shares to be repurchased to total issued shares of the Company: 2.80%

10.	Number and monetary amount of the Company’s own shares held at the time or reporting: 241,181,000 Shares; $7,376,219,831 NTD.

11.	Status of repurchases within three years prior to the time of reporting: From 2002/2/20 to 2004/5/23, 361,069,000 Company shares were repurchased.

12.	Status of repurchases that have been reported but not yet completed:

The 1st repurchase is planned at 400,000,000 shares, but actually repurchased 37,425,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

The 2nd repurchase is planned at 400,000,000 shares, but actually repurchased 0 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

The 3rd repurchase is planned at 130,000,000 shares, but actually repurchased 129,035,000 shares. The reason for incomplete repurchase is because on the last repurchase date (9/28),the Company failed to repurchase 965,000 shares out of the 22,023,000 shares planned to repurchase at that date.

The 4th repurchase is planned at 100,000,000 shares, but actually repurchased 49,114,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

The 6th repurchase is planned at 500,000,000 shares, but actually repurchased 99,195,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

The 7th repurchase is planned at 360,000,000 shares, but actually repurchased 192,067,000 shares.

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The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

13.	Minutes of the board of directors meeting that resolved for the share repurchase: 9th term, 15th Board Meeting Minutes on 2005/05/13

14.	The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: The repurchased shares within three years after the repurchase execution complete date, will be authorized to the Chairman to transfer to employees for one time or for several times. The eligibility is as follows: full-time regular employees of the Company who serve in the Company for at least one year from the base record date; the employees of Company or its subsidiaries who devoted special contribution and approved by the Chairman. The number of options that can be granted to an employee will be determined by a number of factors, including seniority, job grade, contribution, or other conditions deemed relevant by the management. The exercise price is the average repurchase execution price. If the exercise price is below the closing price of the date this plan is finalized, the closing price of the date of this plan will become the exercise price. If before the option can be exercised, the company’s common share volume increases, the Company should adjust the exercise price accordingly.

15.	The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not Applicable

16.	Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected: The aforesaid total volume of the repurchase accounts for 2.80% of the Company’s outstanding shares, and the maximum dollar amount needed accounts for 12.14% of the Company’s current assets. The board of directors has considered the financial situation of the Company. The repurchase plan will not hurt the capital maintenance of the Company.

17.	Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price: The CPA firm of the Company considers the repurchase volume and price of this repurchase plan to transfer to employees will have no major influence to the Company’s financial structure, net value per share, EPS, ROE, quick ratio and current ratio. profitability and cash flow.

18.	Other particular specified by the Securities and Futures Commission: None

Exhibit 99.11

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To announce related materials on disposal of Novatek Microelectronics Corporation securities

1.	Name of the securities: Common shares of Novatek Microelectronics Corporation securities

2.	Trading date: 2005/05/09~2005/05/16

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 2,169,000 shares; average unit price: $149.65 NTD; total amount: $324,591,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $270,797,125 NTD

5.	Relationship with the underlying company of the trade: Novatek Microelectronics Corporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 58,969,596 shares; amount: 1,462,518,681 NTD; percentage of holdings: 14.79%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.76%; ratio of shareholder’s equity: 17.88%; the operational capital as shown in the most recent financial statement: $ 97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None